Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Mercantile Bankshares Corporation

Commission File No. 0-5127

On November 27, 2006, The PNC Financial Services Group, Inc. furnished the following unaudited pro forma condensed combined financial statements on a Form 8-K filed with the Securities and Exchange Commission.

The PNC Financial Services Group, Inc.

Pro Forma

Condensed Combined Financial Statements

PRO FORMA FINANCIAL INFORMATION

THE PNC FINANCIAL SERVICES GROUP, INC. AND MERCANTILE BANKSHARES

CORPORATION

The following unaudited pro forma condensed combined financial statements combine the historical consolidated financial statements of PNC and its subsidiaries and of Mercantile and its subsidiaries, as an acquisition by PNC of Mercantile using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. The unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had occurred on September 30, 2006. The unaudited pro forma condensed combined income statements for the nine months ended September 30, 2006 and the year ended December 31, 2005, give effect to the merger as if the merger had become effective at the beginning of each period presented.

The unaudited pro forma condensed combined financial statements included herein are presented for informational purposes only. This information does not reflect the benefits of the expected cost savings or opportunities to earn additional revenue and includes various estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma condensed combined financial statements and accompanying notes should be read in conjunction with and are qualified in their entirety by reference to the historical consolidated financial statements and related notes thereto of PNC and its subsidiaries and of Mercantile and its subsidiaries, such information and notes thereto are incorporated by reference herein.

THE PNC FINANCIAL SERVICES GROUP, INC.

Pro Forma Condensed Combined Income Statement

Year ended December 31, 2005

In millions, except per share data	PNC as Reported (a)	MRBK as Reported (b)	Pro Forma Adjustments (Unaudited)	Notes		Pro Forma Combined (Unaudited)
Net Interest Income
Loans	$2,669	$701	$23	(A	)	$3,393
Securities available for sale and held to maturity	822	113				935
Other	243	2				245

Total interest income	3,734	816	23			4,573

Interest Expense
Deposits	981	140	19	(D	)	1,140
Borrowed funds	599	59	122	(E	)	780

Total interest expense	1,580	199	141			1,920

Net interest income	2,154	617	(118)			2,653
Provision for credit losses	21	1				22

Net interest income less provision for credit losses	2,133	616	(118)			2,631

Noninterest Income
Asset management	1,443	96				1,539
Fund servicing	870					870
Service charges on deposits	273	44				317
Brokerage	225					225
Consumer services	293					293
Corporate services	485					485
Equity management gains	96					96
Net securities gains (losses)	(41)					(41)
Trading	157					157
Other	372	103				475

Total noninterest income	4,173	243				4,416

Noninterest Expense
Compensation	2,061	200				2,261
Employee benefits	332	46				378
Net occupancy	313	29				342
Equipment	296	32				328
Marketing	106					106
Other	1,236	114	47	(C	)	1,397

Total noninterest expense	4,344	421	47			4,812

Income before minority and noncontrolling interests and income taxes	1,962	438	(165)			2,235
Minority and noncontrolling interests in income of consolidated entities	33					33
Income taxes	604	162	(62)	(G	)	704

Net income	$1,325	$276	($103)			$1,498

Earnings Per Common Share
Basic	$4.63					$4.42
Diluted (c)	$4.55					$4.36
Average Common Shares Outstanding
Basic	286		52	(E	)	338
Diluted	290		52	(E	)	342

(a)	Amounts derived from PNC’s audited consolidated financial statements as of, and for the year ended, December 31, 2005.

(b)	Amounts derived from Mercantile Bankshare’s audited consolidated financial statements as of, and for the year ended, December 31, 2005.

(c)	Net income applicable to diluted EPS includes a ($7) million BlackRock adjustment for common stock equivalents.

See accompanying Notes to Pro Forma Condensed Combined Financial Statements.

THE PNC FINANCIAL SERVICES GROUP, INC.

Pro Forma Condensed Combined Income Statement

Nine months ended September 30, 2006

In millions, except per share data	PNC as Reported (a) (Unaudited)	MRBK as Reported (b) (Unaudited)	Pro Forma Adjustments (Unaudited)	Notes		Pro Forma Combined (Unaudited)
Interest Income
Loans	$2,382	$628	$17	(A	)	$3,027
Securities available for sale and held to maturity	769	98				867
Other	244	3				247

Total interest income	3,395	729	17			4,141

Interest Expense
Deposits	1,140	176	15	(D	)	1,331
Borrowed funds	576	67	92	(E	)	735

Total interest expense	1,716	243	107			2,066

Net interest income	1,679	486	(90)			2,075
Provision for credit losses	82					82

Net interest income less provision for credit losses	1,597	486	(90)			1,993

Noninterest Income
Asset management	1,271	83				1,354
Fund servicing	644					644
Service charges on deposits	234	34				268
Brokerage	183					183
Consumer services	272					272
Corporate services	449					449
Equity management gains	82					82
Net securities losses	(207)					(207)
Trading	150					150
Gain on BlackRock transaction	2,078					2,078
Other	202	68				270

Total noninterest income	5,358	185				5,543

Noninterest Expense
Compensation	1,686	148				1,834
Employee benefits	249	43				292
Net occupancy	241	24				265
Equipment	234	25				259
Marketing	81					81
Other	1,007	89	34	(C	)	1,130

Total noninterest expense	3,498	329	34			3,861

Income before minority and noncontrolling interests and income taxes	3,457	342	(124)			3,675
Minority and noncontrolling interests in income of consolidated entities	23					23
Income taxes	1,215	127	(47)	(G	)	1,295

Net income	$2,219	$215	($77)			$2,357

Earnings Per Common Share
Basic	$7.60					$6.84
Diluted (c)	$7.46					$6.73
Average Common Shares Outstanding
Basic	292		52	(E	)	344
Diluted	297		52	(E	)	349

(a)	Amounts derived from PNC’s unaudited interim consolidated financial statements as of, and for the nine months ended, September 30, 2006.

(b)	Amounts derived from Mercantile Bankshare’s unaudited interim consolidated financial statements as of, and for the nine months ended, September 30, 2006.

(c)	Net income applicable to diluted EPS includes a ($5) million BlackRock adjustment for common stock equivalents.

See accompanying Notes to Pro Forma Condensed Combined Financial Statements.

THE PNC FINANCIAL SERVICES GROUP, INC.

Pro Forma Condensed Combined Balance Sheet

At September 30, 2006

In millions, except par value	PNC as Reported (a) (Unaudited)	MRBK as Reported (b) (Unaudited)	Pro Forma Adjustments (Unaudited)	Notes		Pro Forma Combined (Unaudited)
Assets
Cash and due from banks	$3,018	$318				$3,336
Federal funds sold and resale agreements	2,818	134				2,952
Other short-term investments, including trading securities	2,718					2,718
Loans held for sale	4,317	2				4,319
Securities available for sale and held to maturity	19,512	3,141				22,653
Loans, net of unearned income	48,900	12,534	($120)	(A	)	61,314
Allowance for loan and lease losses	(566)	(144)				(710)

Net loans	48,334	12,390	(120)			60,604
Goodwill	3,418	760	3,420	(B	)	7,598
Other intangible assets	590	48	241	(C	)	879
Other	13,711	782				14,493

Total assets	$98,436	$17,575	$3,541			$119,552

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$14,840	$3,302				$18,142
Interest-bearing	49,732	9,473	(34)	(D	)	59,171

Total deposits	64,572	12,775	(34)			77,313
Borrowed funds
Federal funds purchased and repurchase agreements	5,750	1,559				7,309
Bank notes, senior debt and subordinated debt	6,613	660	2,126	(E	)	9,399
Other	2,332					2,332

Total borrowed funds	14,695	2,219	2,126			19,040
Allowance for unfunded loan commitments and letters of credit	117	17				134
Accrued expenses and other liabilities	7,886	171	77	(F	)	8,134

Total liabilities	87,270	15,182	2,169			104,621

Minority and noncontrolling interests in consolidated entities	408					408
Total shareholders’ equity	10,758	2,393	1,372	(E	)	14,523

Total liabilities, minority and noncontrolling interests, and shareholders’ equity	$98,436	$17,575	$3,541			$119,552

(a)	Amounts derived from PNC’s unaudited interim consolidated financial statements as of, and for the nine months ended, September 30, 2006.

(b)	Amounts derived from Mercantile Bankshare’s unaudited interim consolidated financial statements as of, and for the nine months ended, September 30, 2006.

See accompanying Notes to Pro Forma Condensed Combined Financial Statements.

The PNC Financial Services Group, Inc.

Notes to Pro Forma Condensed Combined Financial Statements

Note 1 – Pro Forma Financial Information:

The merger will be accounted for as an acquisition by PNC of Mercantile using the purchase method of accounting. Accordingly, the assets and liabilities of Mercantile will be recorded at their respective fair values on the date the merger is completed. The share value of PNC common stock issued to effect the merger has been estimated at $71.72 per share. This amount was determined by averaging the price of shares of PNC common stock for a period beginning two trading days before the announcement of the merger and ending two trading days after the merger agreement (which includes the day of announcement).

The pro forma financial information includes estimated adjustments to record certain assets and liabilities of Mercantile at their respective fair values. The pro forma adjustments included herein are subject to change depending on changes in interest rates and the components of assets and liabilities and as additional information becomes available and additional analyses are performed. Certain other assets and liabilities of Mercantile, including fixed assets and debt, will also be subject to adjustment at their respective fair values. Pending more detailed analyses, no pro forma adjustments are included herein for these assets and liabilities.

The final allocation of the purchase price will be determined after the merger is completed and additional analyses are performed to determine the fair values of Mercantile’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Changes in the fair value of the net assets of Mercantile as of the date of the merger, further refinement of transaction costs, and changes in Mercantile’s stockholders’ equity, including net income and dividends, between September 30, 2006 and the date of the merger will change the amount of goodwill recorded. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The pro forma financial information for the merger is included only as of and for the nine months ended September 30, 2006 and for the year ended December 31, 2005. The unaudited pro forma information is not necessarily indicative of the results of operations of the combined financial position that would have resulted had the merger been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company.

Note 2 – Purchase Price:

The pro forma financial information reflects the right of each Mercantile shareholder to receive (A) a number of shares of PNC common stock equal to the product of .4184 times the number of shares of Mercantile stock held on the record date, and (B) an amount of cash equal to the product of $16.45 times the number of Mercantile shares held on the record date. Each option outstanding will be exchanged for cash based on the total consideration ($16.45 in cash plus .4184 multiplied by PNC stock price) less the exercise price per share of option. The cash payment for the options is considered part of the purchase price. Based on these assumptions at September 30, 2006, the stock component will include the issuance of 52.5 million PNC shares and the cash component of the merger consideration is approximately $2.1 billion in the aggregate for stock and options.

The table below provides the calculation of the number of shares issued:

(In millions)	As of September 30, 2006
Mercantile Common Shares Outstanding	125.5
Exchange Ratio	0.4184

PNC Common Stock Issued		52.5

The table below provides the calculation of the aggregate consideration:

(In millions, except per share amounts)
Purchase Price:
Stock Consideration:
Mercantile Common Shares Outstanding	125.5
Exchange Ratio	0.4184
Average PNC Share Price over Days Surrounding Announcement	$71.72
Purchase Price per Mercantile Common Shares Outstanding	$30.01	$3,765

Cash Consideration:
Mercantile Common Shares Outstanding	125.5
Cash Consideration per Share	$16.45	2,064

Options Outstanding	3.3
Average Strike Price	$27.46
Average Purchase Price per Mercantile Option	$18.99
Estimated Purchase Price per Mercantile Options		62

Total Cash Consideration		2,126

Purchase Price		$5,891

The pro forma financial information includes adjustments to stockholders’ equity to reflect the addition of 52.5 million shares of PNC stock with an aggregate value of $3.8 billion. The pro forma balance sheet adjustments include an increase to borrowings of $2.1 billion related to funding the cash component to be paid to each Mercantile shareholder and option holder.

The following table provides a summary of pro forma adjustments to stockholders’ equity:

(In millions, except per share amounts)	As of September 30, 2006
Equity Adjustment:
PNC Shares of Common Stock Issued	52.5
Average PNC Share Price over Days Surrounding Announcement	$71.72		$3,765

Less: Mercantile equity	2,393

Total			$1,372

Note 3 – Pro Forma Adjustments:

The following table provides the calculation and allocation of the purchase price in the pro forma financial statements at September 30, 2006:

(In millions)
Purchase Price			$5,891
Net Assets Acquired:
Mercantile Stockholders’ Equity	$2,393
Mercantile Goodwill and Other Intangibles	808		1,585

Excess of Purchase Price Over Carrying Value of Net Assets Acquired			4,306
Estimated Adjustments to Reflect Fair Value of Net Assets Acquired
Loans	120	(A)
Estimated Core Deposit Intangible	(289	)(C)
Deposits	(34	)(D)
Deferred Income Taxes (included in accrued expenses and other liabilities)	77	(F)

Goodwill Resulting from Merger			$4,180
Less: Mercantile Existing Goodwill	(760)

Adjustment to Goodwill			$3,420	(B)

The adjustments reflected in the pro forma condensed combined income statements are presented in the table below:

Increase/(Decrease) to Income (In millions)	Nine Months Ended 09/30/06		Year Ended 12/31/05
Accretion of Loan Purchase Accounting Adjustment	$17	(A)	$23	(A)
Amortization of Deposit Purchase Accounting Adjustment	(15	)(D)	(19	)(D)
Financing Costs on Cash Consideration	(92	)(E)	(122	)(E)
Amortization of CDI Established Through Purchase Accounting	(41	)(C)	(55	)(C)
Remove Amortization of Mercantile’s Intangibles	7	(C)	8	(C)

Reduction in Income Before Income Taxes	(124)		(165)
Income Tax Adjustment	(47	)(G)	(62	)(G)

Reduction in Net Income	$(77)		$(103)

(A)	The fair value purchase accounting adjustment to loans is ($120) million. The adjustment will be recognized over the estimated remaining life of the related loan portfolio of approximately 6 years. The adjustment reflected is based upon preliminary valuations performed as of September 30, 2006. The preliminary impact of this adjustment will increase pretax interest income by $17 million and $23 million for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively. The final adjustments may be significantly different.

(B)	Adjustment to eliminate existing Mercantile goodwill and record the goodwill resulting from the merger.

(C)	The purchase accounting adjustment to core deposit intangible assets is $241 million. The adjustment includes the establishment of a core deposit intangible asset of $289 million less Mercantile’s recorded other intangibles of $48 million. The $289 million was calculated by applying a premium of 3.6% to Mercantile’s core deposits. Core deposits are defined as all non-interest bearing deposits and interest-bearing transaction accounts excluding all time deposits. The amortization of the core deposit intangible in the pro forma income statements is assumed to be over a 9.5-year period using an accelerated method. The adjustment reflected is based upon preliminary valuations performed as of September 30, 2006. The preliminary net impact of this adjustment will increase pretax noninterest expenses by $34 million and $47 million for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively. The final adjustments may be significantly different.

(D)	The fair value purchase accounting adjustment to fixed-rate deposits is ($34) million. The adjustment will be recognized over the estimated remaining life of the related deposit liabilities of approximately 2.5 years. The adjustment reflected is based upon preliminary valuations performed as of September 30, 2006. The preliminary impact of this adjustment will increase pretax interest expense by $15 million and $19 million for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively. The final adjustments may be significantly different.

(E)	Adjustment to reflect stock and cash consideration for Mercantile outstanding shares and options. See Note 2 for further information. The financing costs on the cash consideration are based on an estimated current annual rate of 5.75%. The preliminary impact of the financing costs will increase pretax interest expense by $92 million and $122 million for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively.

(F)	Adjustment to accrued and other expenses represents additional net deferred tax liability of $77 million resulting from the pro forma adjustments, with the exception of goodwill. Deferred taxes were recorded based on an incremental tax rate (both federal and state taxes). (A deferred tax liability of $109 million relates to the CDI.)

(G)	Adjustment to record the tax effect of the pro forma adjustments based on an incremental tax rate (both federal and state taxes).

Note 4 – Preliminary Plans of Consolidation:

In connection with the merger, PNC and Mercantile have begun to develop the preliminary plans to consolidate the operations of PNC and Mercantile. Over the next several months, the specific details of these plans will be refined. PNC and Mercantile are currently in the process of assessing the two companies’ personnel, benefit plans, premises, equipment, computer systems and service contracts to determine where they may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve involuntary termination of Mercantile’s employees, vacating Mercantile’s leased premises, canceling contracts between Mercantile and certain service providers and selling or otherwise disposing of certain premises, furniture and equipment owned by Mercantile. The pretax costs associated with such decisions, which are currently estimated at $156 million, will be recorded as purchase accounting adjustments, which have the effect of increasing the amount of the purchase price allocable to goodwill. It is expected that all such costs will be identified and recorded within one year of completion of the merger and all such actions required to effect these decisions would be taken within one year after finalization of these plans. The pro forma condensed combined balance sheet does not include a preliminary estimate of such costs since these costs are not indicative of what the historical results of PNC would have been had PNC and Mercantile actually been combined during the periods presented.

PNC also expects to incur merger-related expenses including system conversion costs, employee retention arrangements and costs of incremental communications to customers and others. It is expected that the exit and disposal costs along with the merger-related costs will be incurred over a one-year period after completion of the merger. Preliminarily, we estimate these restructuring and merger-related pretax expenses will approximate $86 million. The estimate is not included in the pro forma income statements since these costs will be recorded in the combined results of operations as they are incurred after completion of the merger and are not indicative of what the historical results of PNC would have been had PNC and Mercantile actually been combined during the periods presented.

Additionally, PNC expects to realize approximately $108 million in pretax cost savings following the merger, which PNC expects to be phased in over a two-year period. These cost savings are not reflected in the pro forma financial information. PNC also expects to realize $27 million in pretax synergies and cost savings at PNC as a result of balance sheet repositioning and branch cost avoidance in the future.

ADDITIONAL INFORMATION ABOUT THE PNC/MERCANTILE TRANSACTION

The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the PNC/Mercantile merger transaction with the United States Securities and Exchange Commission (the “SEC”). SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about Mercantile Bankshares and PNC, without charge, at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares will be available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

Mercantile Bankshares and its directors and executive officers and certain other members of management and employees are expected to be participants in the solicitation of proxies from Mercantile Bankshares’ shareholders in respect of the proposed merger transaction. Information regarding the directors and executive officers of Mercantile Bankshares is available in the proxy statement for its May 9, 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus relating to the merger transaction and the other relevant documents filed with the SEC when they become available.